SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Signet Jewelers Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G81276100
(CUSIP Number)

December 30, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81276100	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Select Equity Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,545,690
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,545,690
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,545,690
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.33%
12	TYPE OF REPORTING PERSON IA

CUSIP No. G81276100	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS SEG Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,362,459
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,362,459
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,362,459
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.34%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G81276100	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS SEG Partners Offshore Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (c) ☐ (d) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,639,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,639,081
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,639,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G81276100	SCHEDULE 13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS George S. Loening
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,545,690
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,545,690
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,545,690
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.33%
12	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

This Amendment No. 2 to Schedule 13G is being filed to add an additional Reporting Person, SEG Partners Offshore Master Fund, Ltd.

Item 1(a)	Name of Issuer:

Signet Jewelers Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Items 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Select Equity Group, L.P., a Delaware limited partnership (“Select LP”), SEG Partners II, L.P., a Delaware limited partnership (“SEG Partners II”), SEG Partners Offshore Master Fund, Ltd., a Cayman Islands exempted company (“SEG Offshore”), and George S. Loening (“Loening”), who is the majority owner of Select LP and managing member of its general partner, a director of SEG Offshore and who is the managing member of SEG Partners II’s general partner. Select LP, SEG Partners II, SEG Offshore and Loening are sometimes jointly referred to herein as the “Select Reporting Persons.”

Item 2(b)	Address of Principal Business Office:

The business address of each of Select LP, SEG Partners II and Loening is 380 Lafayette Street, 6th Floor, New York, New York 10003. The business address of SEG Offshore is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1-1108, Cayman Islands.

Item 2(c)	Citizenship:

George S. Loening is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

G81276100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a) ◻ Broker or dealer registered under Section 15 of the Act;
(b) ◻ Bank as defined in Section 3(a)(6) of the Act;
(c) ◻ Insurance company as defined in Section 3(a)(19) of the Act;
(d) ◻ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) ◻ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ◻ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ◻ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ◻ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ◻ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) ◻ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) ◻ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership:

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Select Reporting Person and is incorporated herein by reference for each such Select Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

SELECT EQUITY GROUP, L.P.

By: Select Equity GP, LLC, its General Partner

By: /s/ George S. Loening
Name: George S. Loening
Title: Managing Member

SEG PARTNERS II, L.P.

By: SEG Partners II Holdings, LLC, its General Partner

By: /s/ George S. Loening
Name: George S. Loening
Title: Manager

SEG PARTNERS OFFSHORE MASTER FUND, LTD.

By: /s/ George S. Loening
Name: George S. Loening
Title: Director

/s/ George S. Loening
George S. Loening, an individual

Dated: January 8, 2021